This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made solely by the Offer to Purchase (as defined below) and the accompanying Letter of Transmittal, as they may be amended or supplemented from time to time, and is being made to holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.
Notice of Offer to Purchase for Cash
9,275,000 Shares of Common Stock
of
DIVIDEND CAPITAL TOTAL REALTY TRUST INC.
at
$3.00 PER SHARE
by
STRATEGIC SHAREHOLDER LIQUIDITY FUND, LLC,
STRATEGIC SHAREHOLDER LIQUIDITY FUND OPERATOR, LLC,
STONERISE CAPITAL MANAGEMENT MASTER FUND, L.P., AND
HAROLD HOFER
     Strategic Shareholder Liquidity Fund, LLC, a Delaware limited liability company (“Purchaser”), is offering to purchase 9,275,000 shares of common stock, par value $0.01 per share (“Shares”), of Dividend Capital Total Realty Trust, Inc., a Maryland corporation (“Dividend Capital”), at a price of $3.00 per Share, less the amount of any dividend declared or made with respect to the Shares on or between the date of this Offer to Purchase and the Expiration Date, in cash (less any required withholding taxes and without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 11, 2010 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”).
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON FRIDAY, OCTOBER 1, 2010, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).
     Purchaser may, subject to applicable law, extend the period of time during which the Offer remains open. If Purchaser extends the Offer, we will inform BNY Mellon Shareowner Services (the “Depositary”), of that fact and will issue a press release giving the new expiration date no later than 9:00 a.m., Eastern Time, on the next business day after the day on which the Offer was previously scheduled to expire. A subsequent offering period will not be available after the Expiration Date.
     Previously tendered Shares may be withdrawn at any time prior to the Expiration Date, and, unless Purchaser has accepted the Shares pursuant to the Offer, any tendered Shares may also be withdrawn at any time after October 10, 2010. To withdraw previously tendered Shares, a stockholder must timely deliver a written notice of withdrawal with the required information to the Depositary at its address set forth on the back cover page of the Offer to Purchase. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. Unless the Shares have been tendered by or for the account of an Eligible Institution (as defined in the Offer to Purchase), the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase).

     To tender Shares, you must deliver a completed Letter of Transmittal and any other documents required by the Letter of Transmittal to the Depositary not later than the time the Offer expires. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Purchaser will accept Shares validly tendered and not properly withdrawn promptly after confirmation from Dividend Capital’s transfer agent that the Shares will be transferred to Purchaser. In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after (i) timely receipt by the Depositary of the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, any other documents required under the Letter of Transmittal and any other documents requested by Depositary and (ii) confirmation from Dividend Capital’s transfer agent that the Shares will be transferred to Purchaser. Pursuant to Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Purchaser will pay for Shares validly tendered and not properly withdrawn promptly after the termination of the Offer. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.
     IF MORE THAN 9,275,000 SHARES ARE VALIDLY TENDERED AND NOT WITHDRAWN, PURCHASER WILL ACCEPT FOR PURCHASE 9,275,000 SHARES FROM TENDERING STOCKHOLDERS ON A PRO RATA BASIS, DISREGARDING FRACTIONS, SUBJECT TO THE TERMS AND CONDITIONS OF THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL.
     Acquiring or influencing control of the business of Dividend Capital is not the purpose or one of the purposes of this Offer. Purchaser is making this Offer as a long-term investment with an intention of making a profit on its investment in the Shares. Regardless of whether more than 9,275,000 Shares are validly tendered and not withdrawn pursuant to the Offer, Purchaser has no present plans or proposals to acquire additional Shares after the termination or expiration of the Offer.
     The Offer is subject to certain conditions contained in the Offer to Purchase. The Offer is not conditioned upon Purchaser obtaining financing.
     The receipt of cash for Shares in the Offer will be a taxable transaction for United States federal income tax purposes. It is recommended that stockholders consult with their tax advisors as to the particular tax consequences of the Offer to them. For a more complete description of certain material U.S. federal income tax consequences of the Offer, see Section 7 of the Offer to Purchase.
     The information required to be disclosed by Rule 14d-6(d)(1) of the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
     The Offer to Purchase and the accompanying Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer. Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for additional copies of the Offer to Purchase and the accompanying Letter of Transmittal and other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Purchaser’s expense.
     The Depositary and the Information Agent for the Offer is: BNY Mellon Shareowner Services

If delivering by Registered or Certified Mail:	If delivering by Overnight Courier or by hand:

BNY Mellon Shareowner Services	BNY Mellon Shareowner Services
P.O. Box 3301	Attn: Corporate Actions Department, 27th Floor
South Hackensack, NJ 07606	480 Washington Boulevard
Jersey City, NJ 07310
CALL THE INFORMATION AGENT TOLL-FREE AT (866) 333-5987
August 11, 2010

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